EXHIBIT 21.1

L&L ENERGY, INC. SUBSIDIARIES OF THE COMPANY

Legal Entity Name	Jurisdiction of Incorporation

L&L Coal Partners.	P.R.C.
Kunming Biaoyu Industrial Boiler Co., Ltd (“KMC”)	P.R.C.
L&L Yunnan Tianneng Industry Co. Ltd. (“TNI”)	P.R.C.